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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

B- 66771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SagePoint Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
                              (No. and Street)

Phoenix,   Arizona   85004-1072
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Festervand   770 858-6841
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
                    (Name – if individual, state last, first, middle name)

10 Tenth Street, Suite 1400   Atlanta   GA   30309-3851
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

12012130

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Terry Festervand_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____SagePoint Financial, Inc._____ , as of ____December 31_____, 20 _11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__n/a_____

_____

_____

Terry Festervand

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Report of Independent Auditors on Internal Control required by

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3). SEC Rule 17a-5

SagePoint Financial, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and
Supplementary Information
December 31, 2011

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2011



pwc

Report of Independent Auditors

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of
operations, of changes in stockholder's equity and of cash flows present fairly, in all material
respects, the financial position of SagePoint Financial, Inc. ("the Company") at December 31, 2011,
and the results of its operations and its cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of America. These financial
statements are the responsibility of the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit. We conducted our audit of these
statements in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements, assessing the accounting principles used and significant estimates made by
management, and evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial
statements, has extensive transactions and relationships with members of the group. Because of
these relationships, it is possible that the terms of these transactions are not the same as those that
would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The information contained in Supplementary Schedules I and II is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2012

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2011

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	37,445
Cash segregated under federal and other regulations		796
Receivables from broker-dealers and clearing organizations		12,029
Receivables from investment advisors		3,428
Securities pledged to insurance company		179
Securities owned		26
Notes and accounts receivable from registered representatives, net of allowance of $2,065		1,946
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $18,943		409
Income taxes receivable from Parent		73
Deferred taxes		9,017
Prepaid expenses and other assets		5,951
Total assets	$	71,299

Liabilities and Stockholder's Equity

Commissions payable	$	11,574
Accounts payable and accrued expenses		10,231
Securities sold, not yet purchased		14
Payables to affiliates, net of receivables (Note 7)		4,057
Total liabilities		25,876

Commitments and contingencies (Note 11)

Stockholder's Equity

Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		76,882
Accumulated deficit		(31,709)
Total stockholder's equity		45,423
Total liabilities and stockholder's equity	$	71,299

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2011

(in thousands of dollars)

Commissions		
Commission revenue	$	148,023
Commission expense		(130,373)
Net retained commissions		17,650
Other revenues		
Investment advisory fee revenues		57,821
Sponsor revenue		15,957
Interest income		74
Other income		13,919
Total other revenues		87,771
Other expenses		
Investment advisory fee expense		(48,007)
Marketing and meeting expense		(3,029)
Clearance and other expense		(4,166)
General and administrative expense		(48,603)
Total other expenses		(103,805)
Income before income taxes		1,616
Income tax expense (Note 9)		(1,826)
Net loss	$	(210)

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances as reported at January 1, 2011	1,000	$ 250	$ 76,491	$ (24,999)	$ 51,742
Dividends paid to Parent	-	-	-	(6,500)	(6,500)
Capital contribution from Parent	-	-	391	-	391
Net loss	-	-	-	(210)	(210)
Balances at December 31, 2011	1,000	$ 250	$ 76,882	$ (31,709)	45,423

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2011

(in thousands of dollars)

Cash flows from operating activities		
Net loss	$	(210)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Depreciation and amortization		153
Deferred taxes		976
Non cash capital contribution from Parent		391
Change in operating assets and liabilities		
Cash segregated under federal and other regulations		220
Receivables from broker-dealers and clearing organizations		(6,596)
Receivables from investment advisors		(528)
Securities pledged to insurance company		758
Securities owned, net		31
Notes and accounts receivable from registered representatives		(48)
Prepaid expenses and other assets		(1,626)
Commissions payable		6,166
Payables to affiliates, net		(247)
Accounts payable and accrued expenses		(2,710)
Securities sold, not yet purchased		(6)
Income taxes receivable from Parent		(196)
Net cash used in operating activities		(3,472)
Cash flows used in financing activities		
Dividends paid to Parent		(6,500)
Net decrease in cash and cash equivalents		(9,972)
Cash and cash equivalents		
Beginning of year		47,417
End of year	$	37,445
Supplemental cash flow information		
Taxes paid to Parent, net	$	1,049

Noncash financing activity:

During the year ended December 31, 2011 the Company recorded officer compensation totaling $391 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

1. Organization and Operations

SagePoint Financial, Inc. (the "Company) is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Realized and unrealized gains and losses are reflected in other income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principals generally accepted in the USA ("GAAP"), the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 3-7 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

Out-of-Period Corrections
During the preparation of the financial statements, the Company identified certain items (accruals, income taxes, and reserves) related to the prior year, which were corrected in the current year financial statements. Their correction in 2011 is a decrease to net income of $1,097,976. Management does not believe these amounts to be material to the December 31, 2010 financial statements and related footnotes or to the December 31, 2011 financial statements and related footnotes.

3.   **Cash Segregated Under Federal and Other Regulations**

Cash of approximately $796,000 as of December 31, 2011 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

4.   **Receivable from Broker-Dealer and Clearing Organizations**

Amounts receivable from broker-dealers and clearing organizations at December 31, 2011 consist of the following:

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

(in thousands of dollars)

Receivable from clearing broker	$	2,474
Fees and commissions receivable		9,555
	$	12,029

5. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, and software consist of the following at December 31, 2011:

(in thousands of dollars)

Computer equipment	$	5,463
Furniture, fixtures and equipment		7,224
Software		6,665
		19,352
Less: Accumulated depreciation and amortization		(18,943)
	$	409

For the year ended December 31, 2011, depreciation and amortization expense totaled approximately $153,000 and is included in general and administrative expense in the accompanying Statement of Operations.

6. Securities at Fair Value

Securities at fair value at December 31, 2011 are summarized as follows:

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

(in thousands of dollars)	Balance December 31, 2011	Level 1	Level 2
Securities owned at fair value			
Corporate Bonds	$ 26	$ -	$ 26
Securities sold, not yet purchased, at fair value			
Fixed Income			
Municipal Bonds	$ (10)	$ -	$ (10)
Other			
Mutual funds	$ (4)	$ -	$ (4)
	$ (14)	$ -	$ (14)
Cash equivalents, at fair value			
Money Market Fund	$ 19,516	$ 19,516	$ -
Securities pledged to insurance company, at fair value			
Money Market Fund	$ 179	$ 179	$ -

During 2011, there have been no transfers of securities between levels.

7. **Related Party Transactions**

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2011 includes $7,275,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2011 includes $6,410,000 paid on sales of products sponsored by Affiliates.

The Parent negotiates insurance policies and allocates the expense to each individual broker-dealer. For the year ended December 31, 2011, the Company was allocated approximately $393,000 for these expenses which is reflected in clearance and other expenses in the accompanying Statement of Operations.

The Company has pledged $179,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $3,657,000 for the year ended December 31, 2011, which is included in other income in the Statement of Operations.

At December 31, 2011 the Company had the following intercompany receivables and payables due to and from affiliates:

(In Thousands of dollars)

	Due (to)/from
SunAmerica Annuity	$ (457)
Financial Service Corporation	(2)
FSC Securities Corporation	271
Advisor Group, Inc.	(3,868)
Royal Alliance Associates, Inc.	(1)
	$ (4,057)

8. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2011 amounted to $505,000.

9. Income Taxes

The components of the provision for income taxes at December 31, 2011, are as follows:

(in thousands of dollars)

Current		
Federal benefit	$	(625)
State benefit		(29)
Current benefit		(654)
Deferred		
Federal expense		2,033
State expense		660
Deferred expense		2,693
Valuation allowance benefit		(213)
Total expense	$	1,826

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 113% for the year ending December 31, 2011, is primarily due to state and local taxes; pension expense and other permanent differences; and the valuation allowance. Deferred tax assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation and related accrual interest, bad debt expense and legal reserves.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts,

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The valuation allowance benefit arises as a result of the reduction of the valuation percentage derived from management.

Income taxes receivable from the Parent are comprised of the following at December 31, 2011:

(in thousands of dollars)

Payable for federal taxes	$	(102)
Receivable for state taxes		175
Total Receivable	$	73

10. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined (fixed), equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2011, the Company had net capital of $21,245,000 which was $20,995,000 in excess of the amount required. The Company had no debit items at December 31, 2011.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses

incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies on a national basis. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $1,047,000 of contributions to be made by the Company to participants of the Plan. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Leases
The Company has a non-cancelable lease for its office space, which expires in 2012. The lease provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the

term of the lease. At December 31, 2011, the aggregate minimum annual obligation under the operating lease was $280,000 for 2012.

Rent expense was $1,464,000 for the year ended December 31, 2011.

12. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 24, 2012, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2011   Schedule I

(in thousands of dollars)

Total stockholder's equity	$	45,423
Less: Nonallowable assets		
Other unsecured receivables		(2,568)
Prepaid expenses and other assets		(5,730)
Furniture, equipment and software, net		(409)
Securities pledged to insurance company		(179)
Notes and accounts receivable from registered		
representatives, net of allowance of $2,065		(1,946)
Income taxes receivable from Parent		(175)
Receivables from investment advisors		(3,428)
Deferred taxes		(9,018)
Net capital before haircuts on securities positions		21,970
Less: Haircuts		
Haircuts on securities owned		(725)
Net capital		21,245
Alternative minimum net capital requirement		(250)
Excess net capital		20,995

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)

(in thousands of dollars)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$	21,052
Adjustments:		
Record commission income not processed		296
Federal tax expense		(104)
Deferred tax and tax receivable reclass		1
Net Capital per above		21,245

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2011**   **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).



pwc

To the Stockholders and Board of Directors of SagePoint Financial, Inc.:

In planning and performing our audit of the financial statements of SagePoint Financial, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us



pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We are aware that on November 23, 2011, the Company, via a Financial Industrial Regulatory Authority ("FINRA") Rule 4530 filing, notified FINRA of certain unsupported journal entries which had been identified by the Company. We believe that, as of December 31, 2011, the Company has remediated the controls related to these journal entries discussed in the notification. With the exception of those matters included in the notification, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Regulatory Industry Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012



pwc

Report of Independent Accountants

To the Stockholders and Board of Directors of SagePoint Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of SagePoint Financial, Inc. for the year ended December 31, 2011, which were agreed to by SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SagePoint Financial, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for SagePoint Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. August payment of $120,695 agreed to check #80014336 from JPMorgan Chase bank provided by Simmone Fields, Regulatory Controller. Payment made with Form SIPC-7 in the amount of $121,925 was agreed to payment request obtained by Simmone Fields, Regulatory Controller. Re-performed calculation of an overpayment from 2010 for $672 was applied to 2011. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $235,794,322 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $134,377,073 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.
   b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $3,898,527 to supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us



c. Compared deductions on line 2c(9), 40% of interest earned on customer securities accounts, of $191,097, to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $97,327,626 and $243,319, respectively] of the Form SIPC-7.
   SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted
   The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.
   b. Footed the supporting schedules provided by Simmone Fields, Regulatory Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial a balance for the period January 1, 2011 and December 31, 2011. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31   , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66771 FINRA DEC
SAGEPOINT FINANCIAL INC.
2800 N. CENTRAL AVE. STE. 2100
PHOENIX, AZ 85004-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Simmone Fields (770)916-6558

2. A. General Assessment (item 2e from page 2) $ 243,319

   B. Less payment made with SIPC-6 filed (exclude interest)   (120,695   )

        _____ Date Paid _____

   C. Less prior overpayment applied   ((672)   )

   D. Assessment balance due or (overpayment)   121,952

   E. Interest computed on late payment (see instruction E) for 0 ___days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 121,952

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 121,952

   H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SAGEPOINT FINANCIAL INC.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 26 day of February   , 20 12 .

Regulatory Controller
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _January 1_____, 20 _11_
and ending _December 31_ , 20 _11_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 235,794,322

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(134,377,073)

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

0

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____0_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$___191,097___

Enter the greater of line (i) or (ii)

(191,097)

Total deductions

(138,466,697)

2d. SIPC Net Operating Revenues

$___97,327,626___

2e. General Assessment @ .0025

$___243,319___

(to page 1, line 2.A.)

2